SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------

                                 SCHEDULE 13E-3
              Rule 13e-3 Transaction Statement under Section 13(e)
                         of the Securities Act of 1934

                                (Amendment No. 3)

                            NTS-Properties Plus Ltd.
                              (Name of the Issuer)

                            NTS-Properties Plus Ltd.
                        NTS - Properties Plus Associates
                      (Name of Person(s) Filing Statement)

                          Limited Partnership Interests
                         (Title of Class of Securities)

                                    629421108
                      (CUSIP Number of Class of Securities)

                     J.D. Nichols, Managing General Partner
                       Of NTS - Properties Plus Associates
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
      (Name, Address and Telephone Numbers of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                    Copy to:

                             Mark R. Borrelli, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4014

     This statement is filed in connection with (check the appropriate box):

     a. [ ]The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14-101) or Rule 13e-3 (C) (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c. [X] A tender offer.

     d. [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]



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     This  Amendment  No. 3  supplements  and amends the Rule 13e-3  Transaction
Statement on Schedule 13E-3 (the "Original Statement") filed jointly by NTS-Properties Plus Ltd. (the "Partnership") and NTS-Properties Plus Associates (the "General Partner") in connection with an Offer to Purchase dated November 30, 2000 (the "Offer to Purchase") by ORIG, LLC ("ORIG"), a Kentucky limited liability company and affiliate of the Partnership and the General Partner. The Original Statement was subsequently amended by filing Amendment No. 1 on February 14, 2001, and Amendment No. 2 on March 6, 2001. Hereafter, all references to the Original Statement shall refer to the Original Statement, as amended. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

     This Amendment No. 3 amends the Original Statement by including a Notice to Investors dated March 13, 2001. The Notice to Investors is attached hereto as Exhibit (c)(7).

Item 16.  Exhibits.

(c)(7) Notice to Investors dated March 13, 2001 (incorporated by reference to Exhibit (c)(7) to Amendment No. 3 to Tender Offer Statement on Schedule TO filed by ORIG, LLC, J.D. Nichols and Brian Lavin on March 13, 2001).



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    March 13, 2001             NTS-PROPERTIES PLUS, LTD., a Florida limited
                                    partnership

                                    By:  NTS-Properties Plus Associates


                                    By:/s/ J.D. Nichols
                                    --------------------------------------------
                                    J.D. Nichols, Managing General Partner


                                    NTS-PROPERTIES PLUS ASSOCIATES


                                    By:/s/ J.D. Nichols
                                    --------------------------------------------
                                    J. D. Nichols, Managing General Partner









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                                    EXHIBITS

Exhibit
Number                    Description
-------                   -----------
(c)(7)                    Notice to Investors dated March 13, 2001 (incorporated
                          by reference to Exhibit (c)(7) to Amendment No. 3 to Tender Offer Statement on Schedule TO filed by ORIG,
                          LLC, J.D. Nichols and Brian Lavin on March 13, 2001).









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                                                                  EXHIBIT (c)(7)



                               Notice to Investors
                              Dated March 13, 2001









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